Exhibit 99.1

Evogene Achieves Important Milestone in Monsanto Crop Disease Collaboration

Positive Fusarium resistance achieved with Evogene discovered genes;

Evogene also announces completion of candidate gene discovery stage in Monsanto yield and abiotic stress collaboration

Rehovot, Israel – July 11, 2017 Evogene Ltd. (NASDAQ, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and biofuel industries, announced today that the company reached an important milestone in its crop disease collaboration with Monsanto Company with the demonstration of positive Fusarium resistance results with Evogene discovered genes. Additionally, Evogene announced the completion of the candidate gene discovery stage in the companies’ yield and abiotic stress collaboration, which mainly focuses on corn and soy.

The crop disease collaboration program is focused on the discovery of candidate genes predicted to provide resistance to Stalk Rot disease caused by multiple Fusarium species. Fusarium is a family of fungi that causes yield loss across many of the world’s major crops, including corn and wheat.  In model plant validation testing, Evogene discovered genes were successful in showing resistance to Fusarium, and the top prioritized genes are now advancing to testing in Monsanto’s corn pipeline.

Evogene also announced that in its yield and abiotic stress collaboration with Monsanto for the development of improved seed traits primarily in corn and soy, Evogene successfully completed the gene discovery stage, and the collaboration will now focus on progressing selected gene candidates through additional testing in Monsanto’s product development pipeline. During the recently completed gene discovery phase of the collaboration, Evogene identified approximately 4,000 genes predicted to be associated with individual plant traits.

"We are very pleased to announce these positive results in our disease resistance program in seed traits and the completion, according to plan, of the discovery phase in our yield and abiotic stress program with Monsanto," said Ofer Haviv, Evogene's President and CEO, "This progress again demonstrates the power and versatility of our unique predictive discovery platform. Most importantly, we are confident that the continuing progress in our multiple areas of collaboration with Monsanto, combining our efforts with Monsanto’s world-class development and commercialization capabilities will lead to novel end products.”

"Monsanto is excited about its continued partnership with Evogene," said Tom Adams, VP Global Biotechnology at Monsanto, "Through the partnership, Monsanto is gaining access to novel genes that have the potential to reveal new mechanisms for disease control in crops that could have a significant impact on our product pipeline and agriculture."

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity. The Company has developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness Ag ‘Big Data’ for developing improved seed traits (via: GM and non-GM approaches), as well as innovative ag-chemical and novel ag-biological products. Evogene has strategic collaborations with world-leading agricultural companies like: BASF, Bayer, DuPont, Monsanto and Syngenta, focusing on innovative crop enhancement and crop protection solutions. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Alex Taskar
Chief Financial Officer
E: IR@evogene.com
T: (+972)-8-931-1963